Energy Transfer Equity & Energy Transfer Partners Barclays CEO Energy-Power Conference September 5, 2018 Filed by Energy Transfer Equity, L.P. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Energy Transfer Partners, L.P. Commission File No.: 001-31219 Date: September 5, 2018

Forward-Looking Statements / Legal Disclaimer Management of Energy Transfer Equity, L.P. (ETE) and Energy Transfer Partners, L.P. (ETP) will provide this presentation to analysts at meetings to be held on November 5th, 2018. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), ETP and ETE (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at these meetings and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.   All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.   Additional Information and Where to Find It ETE has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of ETE (the “Proxy Statement/Prospectus”). The registration statement on Form S-4 has not been declared effective by the SEC, and the definitive Proxy Statement/Prospectus has not yet been delivered to ETP common unitholders. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETE or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the Proxy Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or ETP at the numbers and addresses set forth below: Energy Transfer Equity, L.P. Energy Transfer Partners, L.P. 8111 Westchester Drive, Suite 600 Dallas, TX 75225 Attn: Investor Relations Phone: (214) 981-0700 InvestorRelations@energytransfer.com Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETE and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETE and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETE and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Participants in the Solicitation ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ETP Highlights

ETP Key Investment Highlights Growth From Organic Investments Solid Financials Stable cash flow profile with minimal contract roll-offs Healthy and improving balance sheet Strong funding activity in 2017 and YTD 2018 resulting in majority of 2018 pre-funded Completing multi-year capex program Beginning to see strong EBITDA growth from recently completed major growth projects Expect additional EBITDA growth from remainder of projects coming online through 2020 Fully integrated platform spanning entire midstream value chain Assets well positioned in most active basins Integrated assets allow solid commercial synergies across entire midstream value chain, including gas, crude and NGLs Well Positioned Assets

# RECENT HIGHLIGHTS

| | |
|---|---|
| **Q2 2018 Earnings** | • ETP Adjusted EBITDA (consolidated): $2.05 billion, up more than 30% year-over-year<br>• Distributable Cash Flow attributable to the partners of ETP: $1.32 billion, up nearly 40% year-over-year<br>• ETE Distributable Cash Flow, as adjusted: $407 million<br>• Distribution per ETP common unit paid August 14, 2018: $0.565 ($2.26 per ETP common unit annualized)<br>• Distribution per ETE common unit will be paid August 20, 2018: $0.305 ($1.22 per ETE common unit annualized)<br>• Distribution coverage ratio: ETP - 1.23x; ETE – 1.15x |
| **Series D Perpetual Preferred Units** | • In July 2018, ETP issued $445 million of its 7⅝% Series D Fixed-To-Floating Rate Cumulative Redeemable Perpetual Preferred Units<br>• Provide a cost-effective means of raising equity capital, and ETP used the proceeds to repay amounts outstanding under its revolving credit facilities and for general partnership purposes<br>• The securities received 50% equity treatment from all three ratings agencies |
| **ETE / ETP Simplification** | • In August 2018, ETP and ETE entered into a merger agreement pursuant to which ETP will merge with a wholly-owned subsidiary of ETE, with ETP unitholders (other than ETE and its subsidiaries) receiving 1.28 ETE common units in exchange for each ETP common unit owned<br>• The transaction is expected to close in the fourth quarter of 2018, subject to approval by a majority of the unaffiliated unitholders of ETP and other customary closing conditions |
| **Growth Project Updates** | • In August 2018, ETP received approval to commence service on the Burgettstown and Majorsville supply laterals, as well as the associated compressor and metering stations, allowing for 100% of contractual commitments on Rover to begin September 1, 2018<br>• In May 2018, ETP announced the receipt of approval to place the remaining portion of Phase 2 of the Rover pipeline in service, effective June 1, 2018, allowing for use of 100% of Rover's 3.25 Bcf/d mainline capacity<br>• In May 2018, ETP placed into service Red Bluff Express Pipeline, a 1.4 Bcf/d natural gas pipeline that runs through the heart of the Delaware basin and connects the ETP Orla Plant and multiple third-party plants to ETP's Waha Oasis Header<br>• In July 2018, ETP placed into service Frac V, a 120,000 barrel per day fractionator located in Mont Belvieu, Texas that is fully subscribed under multiple long-term, fixed-fee contracts |

5

Recently In-service & Announced Growth Projects Significant geographic footprint across the Family Midland 6 Asset Overview Lake Charles LNG Dakota Access Pipeline ETCO Pipeline Comanche Trail Pipeline Trans-Pecos Pipeline Bayou Bridge Rover Pipeline Revolution System Mariner East Phase 2 Marcus Hook Eagle Point Nederland Midland Energy Transfer Assets Terminals

A truly unique franchise 7 Transport ~19 million mmbtu/d of natural gas Fractionate ~470,000 bbls/d of NGLs at Mont Belvieu Gather ~ 11.6 million mmbtu/d of gas & 513,000 bbls/d of NGLs produced Transport ~4.2 million barrels crude oil per day Natural Gas NGLs Crude Oil One of the largest planned LNG Export facilities in the US More than 7.9 billion gallons of annual motor fuel sales

# FULLY INTEGRATED PLATFORM SPANNING THE ENTIRE MIDSTREAM VALUE CHAIN

➢ **Involvement in Major Midstream Themes Across the Best Basins and Logistics Hubs**

| | Franchise Strengths | Opportunities |
|---|---|---|
| **Interstate Natural Gas T&S** | • Access to multiple shale plays, storage facilities and markets<br>• Approximately 95% of revenue from reservation fee contracts<br>• Well positioned to capitalize on changing market dynamics<br>• Key assets: Rover, PEPL, FGT, Transwestern, Trunkline, Tiger | • Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada<br>• Backhaul to LNG exports and new petrochemical demand on Gulf Coast |
| **Intrastate Natural Gas T&S** | • Well positioned to capture additional revenues from anticipated changes in natural gas supply and demand<br>• Largest intrastate natural gas pipeline and storage system on the Gulf Coast<br>• Key assets: ET Fuel Pipeline, Oasis Pipeline, Houston Pipeline System, ETC Katy Pipeline | • Natural gas exports to Mexico<br>• Additional demand from LNG and petrochemical development on Gulf Coast |
| **Midstream** | • ~33,000 miles of gathering pipelines with ~6.9 Bcf/d of processing capacity<br>• Projects placed in-service underpinned by long-term, fee-based contracts | • Gathering and processing build out in Texas and Marcellus/Utica<br>• Synergies with ETP downstream assets<br>• Significant growth projects ramping up to full capacity over the next two years |
| **NGL & Refined Products** | • World-class integrated platform for processing, transporting, fractionating, storing and exporting NGLs<br>• Fastest growing NGLs business in Mont Belvieu via Lone Star<br>• Liquids volumes from our midstream segment culminate in the ETE family's Mont Belvieu / Mariner South / Nederland Gulf Coast Complex<br>• Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to local, regional and international markets via Marcus Hook | • Increased volumes from transporting and fractionating volumes from Permian/Delaware and Midcontinent basins<br>• Increased fractionation volumes as large NGL fractionation third-party agreements expire<br>• Permian NGL takeaway<br>• New ethane and ethylene export opportunities from Gulf Coast |
| **Crude Oil** | • Bakken Crude Oil pipeline supported by long-term, fee-based contracts; expandable to 570,000 bpd with pump station modifications<br>• Significant Permian takeaway abilities with potential to provide the market with ~1 million barrels of crude oil takeaway<br>• ~400,000 barrels per day crude oil export capacity from Nederland<br>• 26 million barrel Nederland crude oil terminal on the Gulf Coast<br>• Bakken crude takeaway to Gulf Coast refineries | • Permian Express 3 expected to provide Midland & Delaware Basin crude oil takeaway to various markets, including Nederland, TX<br>• Permian Express Partners Joint Venture with ExxonMobil<br>• Also aggressively pursuing larger project to move barrels from the Permian Basin to Nederland, providing shipper capacity to ETP storage facilities and header systems |

8

ETP Services By Region Midstream Natural Gas Liquids Crude Interstate Intrastate Fully Integrated Services By Region Midland 9 Permian Basin MidCon/Panhandle Eagle Ford/SE Texas Ark-La-Tex North Texas Marcellus/Utica Bakken

ETP Assets Aligned with Major U.S. Drilling Regions Midland 10 ETP’s gas and crude gathering assets are located in counties where ~70% of total US rigs are currently drilling ETP Rig Count Vs. Total US Rig Count¹ ETP Rig Count¹ Vs. Lower 48 US Rig Count Source: Drilling Info; ETP rig count includes only rigs operating in counties in which ETP has assets/operations. As of 5-16-2018. Significant growth opportunities from bolt-on projects Bolt-on projects are typically lower cost, higher return Rigs: 443 Rigs: 99 Rigs: 12 Rigs: 52 Rigs: 95 Rigs: 37 Rigs: 59

# FULLY INTEGRATED MIDSTREAM/LIQUIDS PLATFORM ACROSS NORTH AMERICA

***The ability to integrate an end-to-end liquids solution will better serve customers and alleviate bottlenecks currently faced by producers***



**Legacy Energy Transfer**

- NGL Pipelines
- Crude Projects[1]
- NGL Projects
- LNG Facilities
- Fractionator

**Legacy Sunoco Logistics**

- Refined Products/NGL
- Crude
- Growth Projects
- Facility

**Marcus Hook: The future Mont Belvieu of the North**

- 800 acre site: inbound and outbound pipeline along with infrastructure connectivity
- Logistically and financially advantaged for exports being 1,500 miles closer to Europe, significantly reducing shipping cost.
- Advantaged to local and regional markets
- No ship channel restriction, compared to the Houston Ship Channel
- 4 seaborne export docks can accommodate VLGC sized vessels
- ETP's Rover, Revolution and Mariner East systems provide long-term growth potential

**Lone Star is the fastest growing NGLs business in Mont Belvieu**

- Fracs I, II, III, IV and V in service. Frac VI expected in-service Q2 2019
- Plot plan in place for an additional Frac on existing footprint (7 fractionators in total)
- Total Frac capacity potentially 800,000 bpd
- ~2,000 miles of NGL pipelines with fully-expanded capacity of ~1,300,000 bpd
- Storage capacity of 53 millions barrels
- ~200,000 bpd LPG export terminal
- ETP's Lone Star presence in Mont Belvieu combined with its Nederland terminal provide opportunities for multiple growth projects
- Potential ethane and ethylene projects delivering Lone Star fractionated products to Nederland for export

(1) Via joint ventures

11

Growth From Organic Investments

# ORGANIC GROWTH ENHANCES THE COMBINED ENTITY'S STRONG FOOTHOLD IN THE MOST PROLIFIC PRODUCING BASINS



***Active in 9 of the top 10 basins by active rig count with a rapidly increasing footprint in the most prolific US onshore plays***

| | |
|---|---|
| *2017* | *Bakken Crude Pipeline (1)* |

| | |
|---|---|
| 2009 | Phoenix Lateral added to Transwestern pipeline – 260-mile, 36" and 42" gas pipeline |

| | |
|---|---|
| 2013 | Permian Express 1 |
| 2014 | Rebel Plant |
| | Permian Express 1 expansion |
| 2015 | Permian Express 2 |
| | Mi Vida Plant |
| *2016* | *Permian Longview & Louisiana Extension* |
| | *Delaware Basin Extension* |
| | *Orla Plant* |
| | *Lone Star Express* |
| *2017* | *Panther Plant* |
| | *Trans-Pecos / Comanche Trail(1)* |
| | *Arrowhead Plant* |
| | Permian Express 3 Phase 1 |
| 2018 | Rebel II |
| | Red Bluff Express Pipeline |
| | Arrowhead II* |
| 2019 | Red Bluff Express Pipeline Expansion* |
| 2020 | Permian Gulf Coast Pipeline* |
| | J.C. Nolan Diesel Pipeline* |

| | |
|---|---|
| 2010 | Dos Hermanas Pipeline – 50 mile, 24" gas pipeline |
| 2011 | Chisholm Pipeline – 83 miles |
| | Rich Eagle Ford Mainline ("REM") Phase I – 160 miles |
| 2012 | Chisholm Plant, Kenedy Plant, and REM Phase II |
| | Lone Star West Texas Gateway |
| 2014 | REM expanded to exceed 1 Bcf/d |
| | Rio Bravo Crude Conversion |
| | Eagle Ford Expansion Project |
| 2015 | Kenedy II Plant (REM II) |

| | |
|---|---|
| 2009 | Midcontinent Express JV – 500 mile gas pipeline from Woodford and Barnett(1) |
| 2014 | Granite Wash Extension |

| | |
|---|---|
| 2010 | Fayetteville Express Pipeline –185 mile 42" gas pipeline(1) |

| | |
|---|---|
| 2014 | Eaglebine Express |

| | |
|---|---|
| 2013 | Mariner West |
| 2014 | Mariner East 1 - Propane |
| 2015 | Allegheny Access |
| *2016* | *Ohio River System(1)* |
| | Mariner East 1 – Ethane and Propane |
| | *NE PA Expansion Projects* |
| *2017* | *Rover Pipeline (includes making PEPL/TGC bi-directional(1))* |
| *2018* | *Mariner East 2** |
| | *Revolution Pipeline** |
| *2019* | *Mariner East 2X Expansion** |

| | |
|---|---|
| 2007 | Expanded Godley Plant to 400 MMcf/d |
| 2008 | Expanded Godley Plant to 600 MMcf/d |
| | Eight 36" & 42" gas pipelines totaling 419 miles |
| | Texas Independence Pipeline – 148 mile 42" gas pipeline |
| 2013 | Godley Plant – expanded to 700 MMcf/d |

| | |
|---|---|
| 2007 | First 42" gas pipeline in Texas |
| 2010 | Tiger Pipeline – 175 mile 42" gas pipeline |
| *2015* | *Alamo Plant* |

| | |
|---|---|
| 2011 | Freedom (43 miles) and Liberty NGL Pipelines (93 miles)(1) |
| 2012 | ETP Justice Pipeline |
| | Lone Star Fractionator I |
| 2013 | Lone Star Fractionator II |
| | Jackson Plant |
| 2014 | Nueces Crossover |
| 2015 | Mariner South |
| | *Lone Star Fractionator III* |
| *2016* | *Lone Star Fractionator IV* |
| | *Bayou Bridge Phase I(1)* |
| *2018* | *Bayou Bridge Phase II(1)** |
| | *Lone Star Fractionator V* |
| *2019* | *Lone Star Fractionator VI** |
| *2020* | *Orbit Ethane Export Facility* (1)* |
| *2020+* | *Lake Charles LNG Facility (60% ETE/40% ETP)** |

** Growth project under development*
(1) Joint venture.

13

# ETP PROJECTS PROVIDE VISIBILITY FOR FUTURE EBITDA GROWTH


Ramping Up
TPP
CTP
Bakken
Arrowhead
PE3 Phase I
Rebel II Processing Plant
Old Ocean Pipeline
Red Bluff Express Pipeline
Lone Star Frac V
Phase I
Rover Phase II
Under Development
Revolution System
Mariner East 2
Mariner East 2
Arrowhead II
Phase I
Bayou Bridge Phase II
NTP Pipeline Expansion
PE3
PE3
Lone Star Frac VI
Mariner East 2X
Red Bluff Express Pipeline Expansion
Permian Gulf Coast Pipeline
J.C. Nolan Diesel Pipeline
Orbit Ethane Export Facility
2017
2018
2019
2020

**ETP has a significant number of growth projects coming online that will contribute incremental cash flows**

14

Foresee significant eBitda growth in 2018 from completion of project backlog 15 Red Bluff Express Pipeline Bakken Crude Pipeline(1) Arrowhead Processing Plant Project Timing Collective 337 miles of natural gas pipelines with 2.5 Bcf/d capacity in the Permian In Service Q1 2017 30” pipeline from North Dakota to Patoka Hub, interconnection with ETCO to reach Nederland In Service June 2017 200 MMcf/d cryogenic processing plant in Midland Basin In Service Q3 2017 Provides incremental Permian takeaway capacity, with total capacity of 140Mbpd 100 Mbpd Q4 2017 Remainder Q4 2018 200 MMcf/d cryogenic processing plant near existing Rebel plant In Service Q2 2018 24-inch, 160,000 Mmbtu/d natural gas pipeline from Maypearl, TX to Hebert, TX In Service Q2 2018 ~80-mile pipeline with capacity of at least 1.4 bcf/d will connect Orla Plant to the Waha Plant to provide residue takeaway; new extension will add an incremental 25 miles of pipeline Q2 2018 / 2H 2019 712 mile pipeline from Ohio / West Virginia border to Defiance, OH and Dawn, ON Aug. 31, 2017 – Q2 2018 110 miles of gas gathering pipeline, cryogenic processing plant, NGL pipelines, and fractionation facility in PA Q3 2018 Additional 120 Mbpd fractionator at Mont Belvieu complex In Service July 2018 NGLs from Ohio/PA Marcellus Shale to the Marcus Hook Industrial Complex with 275Mbpd capacity upon full completion End of Q3 2018 200 MMcf/d cryogenic processing plant in Midland Basin Q4 2018 Crude pipeline connecting Nederland to Lake Charles / St. James, LA Q2 2016 / Q4 2018 36-inch natural gas pipeline expansion, providing 160,000 Mmbtu/d of additional capacity from WTX for deliveries into Old Ocean End of 2018 Increase NGL takeaway from the Marcellus to the East Coast w/storage at Marcus Hook Industrial Complex Q2/Q3 2019 Additional 140 Mbpd fractionator at Mont Belvieu complex Q2 2019 600-mile crude oil pipeline from Permian Basin to Texas Gulf Coast region Mid-2020 30,000 bbls/d diesel pipeline from Hebert, TX to newly-constructed terminal in Midland, TX Q3 2020 800,000 bbl refrigerated ethane storage tank and 175,000 bbl/d ethane refrigeration facility and 20-inch ethane pipeline to connect Mont Belvieu to export terminal End of 2020 Project Description Old Ocean Pipeline(1) JV with Carso Energy and Mastec, Inc: ETP – 16%, Mastec – 33%, Carso – 51% JV with MarEn and PSXP; ETP ownership ~36.37%; MarEn, 36.75%; PSXP, 25% Trans-Pecos & Comanche Trail Pipelines(1) Mariner East 2 Permian Express 3 Rebel II Processing Plant Rover Pipeline(1) Revolution Arrowhead II Lone Star Frac V Bayou Bridge(1) NTP Pipeline Expansion(1) Mariner East 2X Lone Star Frac VI Permian Gulf Coast Pipeline(1) J.C. Nolan Diesel Pipeline (3) 50/50 JV with Enterprise (4) 32.56% ETP; 35% Traverse; 32.44% Blackstone (5) JV with Phillips 66 Partners: 60% ETP ownership/operator; 40% Phillips 66 Partners (6) Pending FID, which is subject to execution of commercial off-take commitments and acceptable engineering and construction bids Orbit Ethane Export Terminal Joint Venture

# CRUDE OIL SEGMENT-BAKKEN PIPELINE PROJECT



1,172 miles of new 30"
Trunkline Conversion 743 miles[(1)] of mostly 30" to crude service
Delivery Points
Origin Sites
Dakota Access Pipeline
Energy Transfer Crude Oil Pipeline
Bayou Bridge Pipeline
Nederland Terminal

## Project Details

- Dakota Access Pipeline connects Bakken production to Patoka Hub, IL, with interconnection to Energy Transfer Crude Oil Pipeline (Trunkline conversion) to reach Nederland and the Gulf Coast
  - Have commitments, including shipper flexibility and walk-up for an initial capacity of ~470,000 barrels per day
  - Open season in early 2017 increased the total to ~525,000 barrels per day
  - Expandable to 570,000 barrels per day with pump station modifications
  - Went into service and began collecting demand charges on the initial committed capacity June 1, 2017
  - Q2 2018 volumes averaged over 470,000 barrels

| Project Name | Asset Type | Miles | Project Cost ($bn) | In-service | Average Contract Duration |
|---|---|---|---|---|---|
| [(2)] Dakota Access | Crude pipelines | 1,172 | $4.8 | June 1, 2017 | 8.5 yrs |
| [(2)] ETCO Pipeline | Crude pipelines | 743[(1)] | | | |

Note: Gross JV project cost where applicable
(1) 676 miles of converted pipeline + 67 miles of new build
(2) Ownership is ETP-~36.37%, MarEn-36.75%, PSXP-25%

16

Expected to provide Midland & Delaware Basin producers new crude oil takeaway capacity (utilizing existing pipelines) from this rapidly growing area to multiple markets, including the 26 million barrel ETP Nederland, Texas terminal facility Total PE3 capacity expected to be 140,000 barrels per day (formerly PE3 Phase I) Placed ~100,000 barrels of capacity into-service in Q4 2017, with remaining capacity expected to come online in Q4 2018 Completed successful open season for up to 50,000 additional barrels per day, which represents the remaining available capacity on PE3 Crude oil Segment – Permian Express Projects Permian Express 3 Permian Crude Projects 17

Announced Joint Venture with Magellan Midstream, MPLX and Delek US Holdings to construct crude pipeline to transport crude oil from the Permian Basin to the Texas Gulf Coast region 30-inch diameter, 600-mile PGC pipeline expected to be operational mid-2020 Multiple Texas origins, including Wink, Crane and Midland Strategic capability to transport crude oil to both ETP’s Nederland terminal and Magellan’s East Houston terminal for ultimate delivery through their respective distribution systems Crude oil Segment – Gulf Coast Partners Pipeline Permian Gulf Coast Pipeline JV Permian Gulf Coast Pipeline 18

Crude oil segment - bAYOU BRIDGE PIPELINE PROJECT Joint venture between Phillips 66 Partners (40%) and ETP (60%, operator) 30” Nederland to Lake Charles segment went into service in April 2016 24” St. James segment expected to be complete in the fourth quarter of 2018 Light and heavy service Project highlights synergistic nature of ETP crude platform and creates additional growth opportunities and market diversification Bayou Bridge Pipeline Map Project Details 19

NGL & Refined Projects Segment: Mariner East System A comprehensive Marcellus Shale solution reaching local, regional and international markets Will transport Natural Gas Liquids from OH / Western PA to the Marcus Hook Industrial Complex on the East Coast Supported by long-term, fee-based contracts Mariner East 1: Currently in-service for propane & ethane transportation, storage & terminalling services Approximate capacity of 70,000 barrels per day Mariner East 2x: Expected to be in-service Q2/Q3 2019 Transportation, storage and terminalling services for ethane, propane, butane, C3+, natural gasoline, condensate and refined products 20 Mariner East 2: Expected to be in initial service end of Q3 2018 NGL transportation, storage & terminalling services Capacity of 275,000 barrels per day upon full completion, with ability to expand as needed

Midstream Segment: Permian Basin Infrastructure Buildout 21 ETP is nearing capacity in both the Delaware and Midland Basins due to continued producer demand and strong growth outlook in the Permian As a result of this demand, ETP has continued to build out its Permian infrastructure Brought 600 mmcf/d of processing capacity online in 2016 and 2017 Brought 200 mmcf/d Rebel II processing plant online at the end of April 2018 Expect 200 mmcf/d Arrowhead II processing plant to be placed into service in Q4 2018

Midstream Segment: Revolution system Project System is located in Pennsylvania’s Marcellus/Upper Devonian Shale rich-gas area Rich-gas, complete solution system Currently 20 miles of 16” in-service Build out assets will include: 110 miles of 20”, 24” & 30” gathering pipelines Cryogenic processing plant with de-ethanizer Natural gas residue pipeline with direct connect to Rover pipeline Purity ethane pipeline to Mariner East system C3+ pipeline and storage to Mariner East system Fractionation facility located at Marcus Hook facility Multiple customers committed to project, which include volume commitments and a large acreage dedication Expect to be in full service in mid-September 2018 Project Details Revolution Project Map Opportunity to connect Revolution system to Mariner East system to move additional NGL volumes out of the Marcellus / Utica Potential to increase product flows to Marcus Hook 22

# INTERSTATE SEGMENT: MARCELLUS/UTICA ROVER PIPELINE

## Project Details

- Sourcing natural gas from the Marcellus and Utica shales
- Connectivity to numerous markets in the U.S. and Canada
  - Midwest: Panhandle Eastern and ANR Pipeline near Defiance, Ohio
  - Michigan: MichCon, Consumers
  - Trunkline Zone 1A (via PEPL/Trunkline)
  - Canada: Union Gas Dawn Hub in Ontario, Canada
- 712 miles of new pipeline with capacity of 3.25 Bcf/d
- 3.1 Bcf/d contracted under long-term, fee-based agreements
- 32.56% owned by ETP / 32.44% owned by Blackstone / 35% owned by Traverse Midstream Partners LLC[1]

## Rover Project Map


Rover Counties Traversed
Michigan
Indiana
Ohio
Pennsylvania
Maryland
West Virginia
Market Compressor Station
Mainline Compressor Station
Supply Compressor Station
Market Segment - 42"
Mainline - 42"/42"
Burgettstown Lateral - 36"
Supply Connector - 42"/42"
Majorsville Lateral - 24"
Clarington Lateral - 42"
Seneca Lateral - 42"
Sherwood Lateral - 36"
CGT Lateral - 24"
Berne Lateral - 24"
Cadiz Lateral - 30"
Vector Pipeline
ANR Pipeline
Union Gas Limited
Panhandle Eastern

## Timeline

- Phase IA began natural gas service on August 31, 2017; Phase IB began natural gas service in mid- December 2017
- Received FERC approval to place additional Phase II facilities into service, allowing for the full commercial operational capability of the Market North Zone segments
- 100% of Rover mainline capacity is in service
- In August 2018, ETP received approval to commence service on the Burgettstown and Majorsville supply laterals, allowing for 100% of contractual commitments on Rover to begin September 1, 2018
- Submitted in-service requests to FERC for Sherwood / CGT laterals at the end of August 2018

23

1) On October 31, 2017, ETP closed on the previously announced sale of a 32.44% equity interest in an entity holding interest in the Rover Pipeline Project to a fund managed by Blackstone Energy Partners. The transaction was structured as a sale of a 49.9% interest in ET Rover Pipeline, an entity that owned a 65% interest in Rover.

Solid Financials

Primarily fee-based Business Mix Midstream: Approximately 80% fee-based margins from minimum volume commitment, acreage dedication and throughput-based contracts NGL & Refined Products: Transportation revenue from dedicated capacity and take-or-pay contracts, storage revenues consisting of both storage fees and throughput fees, and fractionation fees, which are primarily frac-or-pay structures Interstate Transportation & Storage: Approximately 95% firm reservation charges based on amount of firm capacity reserved, regardless of usage Crude Oil: Primarily fee-based revenues derived from the transporting and terminalling of crude oil Intrastate: Primarily fixed-fee reservation charges, transport fees based on actual throughput, and storage fees Stability of Cash Flows Q2 2018 Segment Margin by Segment

# STRONG FOCUS ON THE BALANCE SHEET AND LIQUIDITY POSITION

## Focus on liquidity and the balance sheet

- Liquidity update:
  - December 2017, the Partnership entered into a new $4 billion 5-year revolving credit facility, and $1 billion 364-day credit facility to replace the legacy ETP and legacy SXL credit facilities
- Recent credit-supportive strategic actions:
  - November 2017, ETP raised $1.48 billion through Series A and Series B Perpetual Preferred Units. These securities received 50% equity treatment from all three ratings agencies
  - February 2018, SUN repurchased approximately 17.3 million SUN common units owned by ETP for approximately $540 million. ETP used the proceeds to repay amounts outstanding under its revolving credit facility
  - April 2018, ETP sold its CDM compression business to USA Compression Partners (USAC) for $1.232 billion in cash, 19.2 million USAC common units, and 6.4 million USAC Class B units
  - In April 2018, ETP issued $450 million of its 7.375% Series C Perpetual Preferred Units. These securities received 50% equity treatment from all three ratings agencies
  - In July 2018, ETP issued $445 million of its 7.625% Series D Perpetual Preferred Units. These securities also received 50% equity treatment from all three ratings agencies

## Improving leverage metrics



ETP Debt/Adjusted EBITDA[1]
Further deleveraging expected driven by EBITDA[1] growth
5.54x
5.40x
4.81x
4.27x
4.45x
4.13x
4.00x[2]
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
2018+

26

1 EBITDA and Adjusted EBITDA represents ETP consolidated on a last quarter annualized basis. See reconciliation of non-GAAP measures in the Appendix to this presentation.
2 Pro forma for Class C unit offering and cash proceeds from USAC transaction, debt/adjusted EBITDA would have been 4.23x

ETE - ETP Merger Overview

Transaction Overview Energy Transfer Equity, LP (“ETE”) and Energy Transfer Partners, LP (“ETP”) have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE units 1.280x ETE common units for each public ETP common unit, implying a price of $23.59 per unit based on ETE’s closing price immediately prior to the announcement of the transaction Represents an 11% premium to the previous day’s ETP closing price and a 15% premium to 10-day VWAP Transaction expected to be immediately accretive to ETE’s distributable cash flow per unit Expect to maintain ETE distribution per unit and significantly increase cash coverage and retained cash flow ETP unitholders to benefit from stronger pro forma cash distribution coverage and reduced cost of capital Expect the pro forma partnership to receive investment-grade credit ratings ETP’s incentive distribution rights will be eliminated Transaction subject to customary approvals, including the approval by a majority of the unaffiliated ETP unitholders ETE filed its registration statement on Form S-4 with the SEC on August 14, 2018 Received early termination of the HSR waiting period on September 4, 2018 The special meeting of ETP unitholders will be held on October 18, 2018¹, and we expect the transaction to close shortly after receipt of the vote 1 Record date for special meeting is September 10, 2018

Strategic Rationale Simplifies Ownership structure Transaction will simplify Energy Transfer’s corporate structure Further aligns economic interests within the Energy Transfer family Responsive to investor sentiment regarding structural evolution of midstream sector Eliminates idr burden and Improves cost of capital Removing the growing IDR burden for ETP will reduce the cost of equity for the combined entity Improved cost of capital promotes the ability to compete for organic growth and strategic opportunities Longer-term distribution sustainability Increased distribution coverage provides distribution stability and long-term growth prospects ~1.6x – 1.9x pro forma distribution coverage ratio enhances funding optionality and reduces reliance on capital markets Increases Retained cash flow and enhances credit profile Increases retained cash flow to accelerate deleveraging ETE pro forma expected to generate $2.5 – $3.0 billion of excess retained cash flow per annum Reduces common and preferred equity funding needs Expect the pro forma partnership to receive investment-grade credit ratings

ETE acquires all of the outstanding ETP common units (excluding units owned by ETE or its subsidiaries) in a unit-for-unit exchange at a fixed exchange ratio of 1.280x ETP debt and preferred equity remain in place The general partner of ETE will be issued new Class A units of ETE such that the general partner and its affiliates will retain their current voting interest in ETE The Class A units will not be entitled to cash distributions and otherwise have no economic attributes The Class A units are not convertible or exchangeable for ETE common units ETE expects to refinance its term loan and revolver at which point its senior notes become unsecured No change of control triggered in ETE’s existing notes illustrative Transaction Structure 1 2 3 Energy Transfer Equity (NYSE: ETE) Public ETP Unitholders LE GP Public ETE Unitholders Management / Insider 1 2 Energy Transfer Partners (NYSE: ETP) 3 ETP Bondholders ETP Preferred Equityholders

Enhanced Pro Forma Balance Sheet and Liquidity Position 63-63-63 222-222-222 66-68-86 0-32-96 237-187-63 189-211-225 196-101-45 127-127-127 92-146-181 Expect to maintain ETE distribution per unit at current level Meaningfully higher retained cash flow to drive further deleveraging ~$2.5 – $3.0 billion per year of distribution coverage expected ~1.6x – 1.9x expected coverage ratio Expect to fund majority of growth capex with retained cash flow Target leverage metrics consistent with strong investment grade ratings Ample liquidity through $5 billion credit facility to provide balance sheet flexibility CONSERVATIVE AND FLEXIBLE FINANCIAL POLICY DEBT EXCHANGE OVERVIEW SIMPLIFIED FINANCIAL STRUCTURE STRENGTHENS BALANCE SHEET AND CREDIT PROFILE AND POSITIONS THE COMPANY FOR FUTURE GROWTH Refinance Term Loan and Revolver ETE expects to make exchange offer of ETE Notes into ETP Notes Term loan / Credit Facility Lenders Energy Transfer Equity (NYSE: ETE) Energy Transfer Partners (NYSE: ETP)

Ete Class a unit overview Under the ETE partnership agreement, the general partner of ETE, LE GP, has a contractual right to purchase common units from ETE whenever ETE issues common units so that LE GP can maintain its and its affiliates’ collective equity interest percentage in ETE LE GP and its affiliates currently own approximately 31.0% of the outstanding ETE common units, and following the merger, would own approximately 13.5% of the outstanding ETE common units if it did not exercise its preemptive rights In connection with the ETP merger, LE GP will agree to waive its preemptive right to purchase additional ETE common units as partial consideration for the issuance of a new series of Class A units to LE GP Summary terms of Class A units Represent limited partner interest in ETE that will not be entitled to any cash distributions and will have no other economic attributes Class A units will be entitled to one vote per Class A unit and will vote together with ETE common units as a single class The number of Class A Units issued to LE GP will be such that LE GP and its affiliates will maintain their combined current voting interest in ETE following the issuance of ETE common units in the merger For as long as Kelcy Warren continues as a director or officer of LE GP, upon issuance of additional common units following the closing of the merger, ETE will issue additional Class A Units to LE GP such that the Class A Units will continue to represent, in the aggregate, the same voting interest as they represent upon the closing of the merger

Diversified business model, together with the geographical diversity of our assets, continues to allow our businesses to demonstrate resiliency. The underlying fundamentals of our business are strong and we believe we are in a great position for growth Nearing the conclusion of major project backlog spend, and continue to foresee significant EBITDA growth in 2018 from the completion of these projects The majority of these projects are backed by long-term, fee-based contracts Energy Transfer Equity, LP (“ETE”) and Energy Transfer Partners, LP (“ETP”) have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE units Key takeaways Will remain prudent as it relates to the balance sheet, lowering leverage and increasing coverage and liquidity Expect to maintain ETE distribution per unit, and significantly increase cash coverage and retained cash flow post closing of the merger of ETE and ETP TRANSACTION CREATES ~$90 BILLION ENTERPRISE UNDER A SIMPLIFIED STRUCTURE WITH ENHANCED FINANCIAL FLEXIBILITY AND LOWER COST OF CAPITAL Business Diversity Capex Program Family Structure Distribution Balance Sheet

appendix

# CRUDE OIL SEGMENT

## Crude Oil Pipelines

- ~9,360 miles of crude oil trunk and gathering lines located in the Southwest and Midwest United States
- Controlling interest in 3 crude oil pipeline systems
  - Bakken Pipeline (~36.37%)
  - Bayou Bridge Pipeline (60%)
  - Permian Express Partners (~88%)



ETP Crude Assets
Montana
North Dakota
Minnesota
Michigan
Wisconsin
Michigan
New York
Maine
South Dakota
Wyoming
Nebraska
Iowa
Illinois
Indiana
Ohio
Pennsylvania
West Virginia
Virginia
Colorado
Kansas
Missouri
Kentucky
North Carolina
Tennessee
Cushing
New Mexico
Arkansas
South Carolina
Mississippi
Alabama
Georgia
Texas
Midland
Louisiana
Nederland
Florida
Facilities
Energy Transfer Crude
Energy Transfer - Bayou Bridge

## Crude Oil Acquisition & Marketing

- Crude truck fleet of approximately 370 trucks
- Purchase crude at the wellhead from ~3,000 producers in bulk from aggregators at major pipeline interconnections and trading locations
- Marketing crude oil to major pipeline interconnections and trading locations
- Marketing crude oil to major, integrated oil companies, independent refiners and resellers through various types of sale and exchange transactions
- Storing inventory during contango market conditions

## Crude Oil Terminals

- Nederland, TX Crude Terminal - ~26 million barrel capacity
- Northeast Crude Terminals - ~3 million barrel capacity
- Midland, TX Crude Terminal - ~2 million barrel capacity

## ETP Opportunities

- Delaware Basin Pipeline has ability to expand by 100 mbpd
- Evaluating Permian Express 4 Expansion Project (formerly PE3 Phase II)
- Aggressively pursuing larger project to move barrels from the Permian Basin to Nederland

35

# CRUDE OIL SEGMENT - PERMIAN EXPRESS PARTNERS

## Permian Express Partners



Oklahoma
Arkansas
Wichita Falls
Colorado City
Midland
Permian
Longview
Corsicana
Louisiana
Texas
Anchorage
Nederland
Legend
Basin
Nederland Terminal
SXL Assets
ExxonMobil Assets
SunVit - not included in JV

## Joint Venture Details

- Strategic joint venture with ExxonMobil (ETP owns ~88% and is the operator)
- Combines key crude oil pipeline network of both companies and aligns ETP's Permian takeaway assets with ExxonMobil's crude pipeline network

36

# NGL & REFINED PRODUCTS SEGMENT

## NGL Storage

- TET Mont Belvieu Storage Hub ~50 million barrels NGL storage, ~600 Mbpd throughput
- 3 million barrel Mont Belvieu cavern under development
- ~7 million barrels of NGL storage at Marcus Hook, Nederland and Inkster
- Hattiesburg Butane Storage ~3 million barrels

## Fractionation

- 4 Mont Belvieu fractionators (420+ Mbpd)
- 40 Mbpd King Ranch, 25 Mbpd Geismar
- 50 Mbpd Houston DeEthanizer and 30 to 50 Mbpd Marcus Hook C3+ Frac in service Q4 2017
- 120 Mbpd Frac V in-service July 2018
- 140 Mbpd Frac VI in-service Q2 2019

## NGL Pipeline Transportation

- ~4,300 miles of NGL Pipelines throughout Texas and Northeast
- ~ 1,300 Mbpd of raw make transport capacity in Texas
- ~ 1,130 Mbpd of purity NGL pipeline capacity
  - 732 Mbpd on the Gulf Coast
  - 398 Mbpd in the Northeast



ETP NGL & Refined Products Assets
Washington
Oregon
Idaho
Montana
Wyoming
North Dakota
South Dakota
Nebraska
Minnesota
Iowa
Wisconsin
Michigan
Nevada
Utah
Colorado
Kansas
California
Arizona
New Mexico
Oklahoma
Texas
Arkansas
Louisiana
Mississippi
Alabama
Georgia
Florida
Tennessee
Kentucky
Indiana
Ohio
Pennsylvania
New York
Maine
Virginia
North Carolina
South Carolina
Marcus Hook
Mont Belvieu
Nederland
Facilities
Energy Transfer NGL/Refined Products

## Mariner Franchise

- ~200 Mbpd Mariner South LPG from Mont Belvieu to Nederland
- 50 Mbpd Mariner West ethane to Canada
- 70 Mbpd ME1 ethane and propane to Marcus Hook
- 275 Mbpd[(1)] ME2 NGLs to Marcus Hook (Initial in-service Q3 2018)
- ME2X expected in-service Q2/Q3 2019

## Refined Products

- ~2,200 miles of refined products pipelines in the northeast, Midwest and southwest US markets
- 40 refined products marketing terminals with 8 million barrels storage capacity

37

(1) Upon full completion

# MIDSTREAM ASSETS

## Midstream Asset Map



PA
OH
MD
WV

## Midstream Highlights

- Volume growth in key regions:
  - Q1 2018 gathered volumes averaged ~11.3 million mmbtu/d, and NGLs produced were ~503,000 bbls/d, both up over Q1 2017
- Permian Capacity Additions:
  - 200 MMcf/d Panther processing plant in the Midland Basin came online in January 2017
  - 200 MMcf/d Arrowhead processing plant in the Delaware Basin came online early Q3 2017
  - 200 MMcf/d Rebel II processing plant came online in April 2018
  - Due to continued strong demand in the Permian, nearing capacity in both the Delaware and Midland basins
  - Expect 200 MMcf/d Arrowhead II processing plant to come online in Q4 2018

**Current Processing Capacity**

| | Bcf/d | Basins Served |
|---|---|---|
| Permian | 2.1 | Permian, Midland, Delaware |
| Midcontinent/Panhandle | 0.9 | Granite Wash, Cleveland |
| North Texas | 0.7 | Barnett, Woodford |
| South Texas | 1.9 | Eagle Ford |
| North Louisiana | 1.0 | Haynesville, Cotton Valley |
| Southeast Texas | 0.4 | Eagle Ford, Eagle Bine |
| Eastern | - | Marcellus Utica |

***More than 40,000 miles of gathering pipelines with ~ 7.1 Bcf/d of processing capacity***

38

Interstate pipeline assets PEPL TGC (1) TW FGT SR FEP Tiger MEP Gulf States Rover(2) Total Miles of Pipeline 5,980 2,220 2,570 5,360 830 185 195 500 10 713 18,563 Capacity (Bcf/d) 2.8 0.9 2.1 3.1 2.0 2.0 2.4 1.8 0.1 3.3 20.5 Owned Storage (Bcf) 83.9 13 -- -- -- -- -- -- -- -- 96.9 Ownership 100% 100% 100% 50% 100% 50% 100% 50% 100% 32.6% After abandonment of 30” line being connected to crude service 100% of mainline capacity in-service. Request has been submitted to FERC to place additional facilities into service Transwestern Gulf States Tiger Sea Robin Florida Gas Transmission Midcontinent Express Fayetteville Express Trunkline Panhandle Eastern Rover Interstate Asset Map Interstate Highlights Our interstate pipelines provide: Stability Approximately 95% of revenue is derived from fixed reservation fees Diversity Access to multiple shale plays, storage facilities and markets Growth Opportunities Well positioned to capitalize on changing supply and demand dynamics Expect earnings to pick up once Rover is in service In addition, expect to receive significant revenues from backhaul capabilities on Panhandle and Trunkline ~18,600 miles of interstate pipelines with ~21Bcf/d of throughput capacity currently in-service 39

Intrastate Pipeline Assets ~ 8,700 miles of intrastate pipelines ~20 Bcf/d of throughput capacity Intrastate Asset Map Intrastate Highlights Continue to expect volumes to Mexico to grow, particularly with the startup of Trans-Pecos and Comanche Trail in Q1 2017, which will result in increased demand for transport services through ETP’s existing pipeline network Have seen an increase in 3rd party activity on both of these pipes, mostly via backhaul services being provided to the Trans-Pecos header Well positioned to capture additional revenues from anticipated changes in natural gas supply and demand in the next five years Red Bluff Express Pipeline connects the Orla Plant, as well as 3rd party plants, to the Waha Oasis Header, and went into service in Q2 2018 An expansion to Red Bluff Express is expected online in 2H 2019 ETP owns a 49.99% general partnership interest 1 40

Intrastate Segment: Mexico (CFE) Waha Header System 6 Bcf/d Header System Will connect to: Trans-Pecos & Comanche Trail Pipelines ETP’s vast interstate and intrastate pipeline network Multiple 3rd party pipelines Trans-Pecos Pipeline 143 miles of 42” intrastate natural gas pipeline and header system Capacity of 1.356 Bcf/d Markets: Interconnect with Mexico’s 42” Ojinaga Pipeline at US-Mexico border ETP Ownership:16% In-Service: Q1 2017 Comanche Trail Pipeline ~195 miles of 42” intrastate natural gas pipeline from Waha header to Mexico border Capacity of 1.135 Bcf/d Markets: Interconnect with San Isidro Pipeline at US-Mexico border ETP Ownership:16% In-Service: Q1 2017 41

ETP Non-gaAp financial measures

ETP Non-gaAp financial measures Segment Margin is a non-GAAP financial measure and is presented herein to assist in the analysis of segment operating results and particularly to facilitate an understanding of the impacts that changes in sales revenues have on the segment performance measure of Segment Adjusted EBITDA. Segment Margin is similar to the GAAP measure of gross margin, except that Segment Margin excludes charges for depreciation, depletion and amortization. Following is a reconciliation of Segment Margin to operating income, as reported in the Partnership’s consolidated statements of operations:

ETE Non-gaAp financial measures Distributable Cash Flow and Distributable Cash Flow, as adjusted. The Partnership defines Distributable Cash Flow and Distributable Cash Flow, as adjusted, for a period as cash distributions expected to be received in respect of such period in connection with the Partnership’s investments in limited and general partner interests, net of the Partnership’s cash expenditures for general and administrative costs and interest expense. The Partnership’s definitions of Distributable Cash Flow and Distributable Cash Flow, as adjusted, also include distributable cash flow from Lake Charles LNG to the Partnership. For Distributable Cash Flow, as adjusted, certain transaction-related expenses that are included in net income are excluded. Distributable Cash Flow is a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Due to cash expenses incurred from time to time in connection with the Partnership’s merger and acquisition activities and other transactions, Distributable Cash Flow, as adjusted, is also a significant liquidity measure used by the Partnership’s senior management to compare net cash flows generated by the Partnership to the distributions the Partnership expects to pay its unitholders. Using these measures, the Partnership’s management can compute the coverage ratio of estimated cash flows for a period to planned cash distributions for such period. Distributable Cash Flow and Distributable Cash Flow, as adjusted, are also important non-GAAP financial measures for our limited partners since these indicate to investors whether the Partnership’s investments are generating cash flows at a level that can sustain or support an increase in quarterly cash distribution levels. Financial measures such as Distributable Cash Flow and Distributable Cash Flow, as adjusted, are quantitative standards used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is in part measured by its yield (which in turn is based on the amount of cash distributions a partnership can pay to a unitholder). The GAAP measure most directly comparable to Distributable Cash Flow, and Distributable Cash Flow, as adjusted, is net income for ETE on a stand-alone basis (the “Parent Company”). Distribution Coverage Ratio. The Partnership defines Distribution Coverage Ratio for a period as Distributable Cash Flow, as adjusted, divided by total cash distributions expected to be paid to the partners of ETE in respect of such period.